# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INVO Fertility, Inc., CIK 0001417926
CUSIP: 44984F609
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5582 Broadcast Court, Sarasota, Florida (FL), 34240
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 34,981; sole dispositive power 0; shared dispositive power 34,981; aggregate amount beneficially owned 34,981 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 34,981; sole dispositive power 0; shared dispositive power 34,981; aggregate amount beneficially owned 34,981 (4.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 34,981; sole dispositive power 0; shared dispositive power 34,981; aggregate amount beneficially owned 34,981 (4.99% of the class)

## Item 1. Issuer
Name of issuer: INVO Fertility, Inc.
Address of issuer's principal executive offices: 5582 Broadcast Court, Sarasota, FL 34240

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on March 31, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 34,981 shares of Common Stock, which consisted of (i) 15,333 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1") and (ii) 19,648 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2"), and all such shares of Common Stock represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 666,058 shares of Common Stock outstanding as of March 18, 2025, as reported by the Issuer, plus (2) 15,333 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 and (3) 19,648 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2. The foregoing excludes 9,769 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 44,750 shares of Common Stock.
Percent of class: 4.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 34,981
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 34,981

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (05/09/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (05/09/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (05/09/2025)